UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 2

to

ANNUAL REPORT

of

COUNCIL OF EUROPE DEVELOPMENT BANK

(Name of registrant)

Date of end of last fiscal year: December 31, 2014

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Titles of Issue	Amount as to Which Registration is Effective	Names of Exchanges on Which Registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Krystian Czerniecki

Sullivan & Cromwell LLP

Neue Mainzer Strasse 52

60311 Frankfurt am Main

Germany

*	The registrant files annual reports on Form 18-K on a voluntary basis.

EXPLANATORY NOTE

This Amendment No. 2 to the annual report on Form 18-K for the fiscal year ended December 31, 2014 (the “Annual Report”) is filed by Council of Europe Development Bank (“CEB” or the “Bank”), a multilateral development bank with a social vocation governed by the Third Protocol to the General Agreement on Privileges and Immunities of the Council of Europe of March 6, 1959 (the “Protocol”), by its Articles of Agreement as amended (the “Articles”) and by regulations issued pursuant to the Articles. This amendment to the Annual Report on Form 18-K, including any future amendments, is intended to be incorporated by reference into CEB’s prospectus dated May 25, 2010 and any future prospectus filed by CEB with the Securities and Exchange Commission to the extent such prospectus indicates that it intends this report to be incorporated by reference.

In this Annual Report, references to “€”, “euro” and “EUR” are to the single European currency of the member States of the European Union participating in the euro. References to “U.S. dollars”, “$” or “USD” are to United States dollars.

The Annual Report is hereby amended as follows:

1. Exhibit 3 is hereby amended by replacing the text in the “Capitalization and Indebtedness” section with the text under the caption “Capitalization and Indebtedness” on page 4 hereof; and

2. Exhibit 6 hereto, entitled “Press Release—Results for financial year 2015”, is added to the Annual Report.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth the CEB’s capitalization and indebtedness as of December 31, 2015. It does not otherwise give effect to any transaction since that date. Since December 31, 2015, there has been no material change in the capitalization of CEB except for the issuance of:

(a)	GBP 300 million (approximately €401 million based on the exchange rate at the time of the issuance) 1.125% notes due 2019 under CEB’s Euro Medium Term Note Program in January 2016;

(b)	EUR 250 million 0.375% notes due 2022 under CEB’s Euro Medium Term Note Program in January 2016; and

(c)	GBP 100 million (approximately €130 million based on the exchange rate at the time of the issuance) 1.250% notes due 2019 under CEB’s Euro Medium Term Note Program in January 2016.

As of December 31, 2015
(unaudited) (in thousands of euros)
Short-term Debt(1)	2,636,939
Long-term Debt(2)	16,104,266
Equity
Capital(3)
Subscribed	5,472,219
Uncalled	(4,859,802)

Called	612,417
General Reserve(4)	2,029,558
Gains or losses recognized directly in equity	(57,516)
Net profit	127,037

Total Equity	2,711,496

Total Capitalization(5)	18,815,762

(1)	Consists of current portion of long-term debt plus existing debt securities with a maturity of less than one year as of the issue date, excluding accrued interest and value adjustment of debt securities hedged by derivatives.
(2)	Consists of non-current portion of debt securities with a maturity of more than one year as of the issue date, excluding accrued interest and value adjustment of debt securities hedged by derivatives. None of the CEB’s debt is guaranteed by other parties or secured.
(3)	See “Capital Structure—Subscribed, Called and Uncalled Capital” in the Issuer’s current annual report on Form 18-K for the fiscal year ended December 31, 2014.
(4)	The CEB’s general reserve represents retained earnings and a portion of the contributions paid in by new Member States upon accession. See “Capital Structure—Reserves” in the Issuer’s current annual report on Form 18-K for the fiscal year ended December 31, 2014.
(5)	Total capitalization consists of long-term debt and total equity.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in Paris, France on February 16, 2016.

COUNCIL OF EUROPE DEVELOPMENT BANK

By:	/s/ CARLO MONTICELLI
	Name:	Carlo Monticelli

	Title:	Vice-Governor

EXHIBIT INDEX

Exhibit Number	Description

6.	Press Release—Results for financial year 2015